UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: December 9, 2014

Commission File Number 001-32520

NEWLEAD HOLDINGS LTD.

(Translation of registrant’s name into English)

NewLead Holdings Ltd.

83 Akti Miaouli & Flessa Str.

185 38 Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐ No  ☒

Information Contained in this Current Report on Form 6-K

The following tables present the condensed consolidated balance sheets as of June 30, 2014 (unaudited) and December 31, 2013, the unaudited condensed consolidated statements of operations and comprehensive loss for the six months ended June 30, 2014 and June 30, 2013 and the unaudited condensed consolidated statements of cash flows for the six months ended June 30, 2014 and June 30, 2013 of NewLead Holdings Ltd.

NEWLEAD HOLDINGS LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts expressed in thousands of U.S. dollars except share amounts)

	(unaudited) As of June 30,	As of December 31,
	2014	2013
ASSETS
Current assets
Cash and cash equivalents	$1,729	$2,271
Trade receivables, net	2,861	3,573
Promissory Notes	22,500	-
Other receivables	2,652	3,224
Due from related parties	5	10
Due from Joint Ventures	3,520	1,679
Inventories	963	288
Prepaid expenses	1,764	888
Deferred charges, net	667	489
Total current assets	36,661	12,422
Non-Current assets
Restricted cash	183	31
Advances for acquisition of coal property	21,855	21,855
Advances for vessel acquisition	41,247	22,747
Vessels and other fixed assets, net	51,636	35,067
Property equipement and mine development costs	9,804	10,051
Owned and leased mineral net of accumulated depletion rights, land and building	20,980	20,977
Goodwill	28,007	28,007
Other non-current assets	325	174
Total non-current assets	174,037	138,909
Total assets	$210,698	$151,331

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities
Current portion of long-term debt	$59,930	$60,306
Accounts payable, trade	18,538	21,451
Accrued liabilities	18,272	15,173
Share settled debt	2,076	72,595
Share settled dividend liability on preferred stock	10,582	-
Convertible notes, net	98,846	101,651
Capital lease obligations	60	-
Deferred income	47	-
Derivative financial instruments	55,623	20,491
Due to related parties	184	34
Other current liabilities	17,575	-
Total current liabilities	281,733	291,701
Non-current liabilities
Capital lease obligations	13,671	-
Asset retirement obligations	1,050	979
Total non-current liabilities	14,721	979
Total liabilities	296,454	292,680
Commitments and contingencies	-	-
Shareholders' deficit
Preferred Shares $0.01par value, 500 million shares authorized, 2,250 issued and outstanding as of June 30, 2014	0	-
Preferred Shares Additional paid-in capital	22,500	-
Common Shares $0.01 par value, 1 billion shares authorized, 3.07 million and 0.0013 million shares issued and outstanding as of June 30, 2014 and December 31, 2013, respectively	31	0
Additional paid-in capital	914,153	833,235
Accumulated deficit	(1,020,946)	(973,263)
Other comprehensive income	6	34
Total NewLead Holdings' shareholders' deficit	(84,256)	(139,994)
Noncontrolling interest	(1,500)	(1,355)
Total shareholders' deficit	(85,756)	(141,349)
Total liabilities and shareholders' deficit	$210,698	$151,331

NEWLEAD HOLDINGS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPRHENSIVE LOSS (unaudited)

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

	(unaudited) Six months Ended June 30, 2014	(unaudited) Six months Ended June 30, 2013

Shipping related	$3,854	$3,296
Coal related	107	-
OPERATING REVENUES	3,961	3,296
EXPENSES:
Commissions	(817)	(21)
Voyage expenses	(181)	(854)
Vessel operating expenses	(2,070)	(2,878)
Costs of coal sales	(751)	-
Selling, general and administrative expenses	(30,528)	(49,668)
Depreciation, depletion and amortization expenses	(1,910)	(1,392)
	(36,257)	(54,813)
Operating loss from continuing operations	(32,296)	(51,517)
OTHER (EXPENSES) / INCOME, NET:
Interest and finance expense	(10,856)	(6,591)
Loss on sale and leaseback transaction	(525)	-
Interest income	12	-
Change in fair value of derivatives	(4,744)	-
Other income / (expense), net	10,318	736
Total other expenses, net	(5,795)	(5,855)
Loss before equity in net earnings in Joint Ventures	(38,091)	(57,372)
Loss from investments in Joint Ventures	(215)	(1,217)
Loss from continuing operations	(38,306)	(58,589)
Income / (loss) from discontinued operations	239	(8,468)
Net loss	(38,067)	(67,057)
Less: Net loss attributable to the noncontrolling interest	145	678
Dividends on Preferred Stock	(9,761)	-
Net loss attributable to NewLead Holdings' Shareholders	$(47,683)	$(66,379)
Loss per share:
Basic and diluted
Continuing operations	$(81.88)	$(134,378.44)
Discontinued operations	$0.51	$(19,422.02)
Total	$(81.37)	$(153,800.46)

Weighted average number of shares:
Basic and diluted	467,814	436
Other comprehensive loss
Unrealized loss on investments in available for sale securities	(28)	-
Total other comprehensive loss	$(28)	$-
Total comprehensive loss attributable to NewLead Holdings' Shareholders	$(47,711)	$(66,379)

NEWLEAD HOLDINGS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

	Unaudited Six months Ended June 30, 2014	Unaudited Six months Ended June 30, 2013

OPERATING ACTIVITIES:
Net loss	$(38,067)	$(67,057)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash adjustments
Depreciation and amortization	1,910	1,392
Amortization and write-off of deferred financing costs	63	276
Amortization of the beneficial conversion feature	160	6
Change in fair value of derivative financial instruments	17,073	(296)
Share-based compensation	22,997	19,647
Loss on equity settlement	(12,917)	30,690
Discounts from suppliers	(39)	(210)
Loss on sale of vessels	525	-
Loss from investments in Joint Ventures	215	1,217
Decrease (increase) in:
-Trade receivables	711	(393)
-Other receivables	545	907
-Inventories	(675)	(15)
-Prepaid expenses	(120)	(6)
-Due from/to Joint Ventures	(51)	-
-Due from/to related parties	155	154
Increase (decrease) in:
-Accounts payable, trade	1,754	11,125
-Accrued liabilities	2,867	1,850
-Deferred income	(103)	(21)
Payments for dry-docking / special survey costs	(39)	-
Net cash used in operating activities	(3,036)	(734)
INVESTING ACTIVITIES:
Vessel acquisitions	(18,271)	-
Advances for vessel acquisition	(925)	-
Joint Ventures	-	(704)
Coal acquisition	(147)	-
Other fixed asset acquisitions	(4)	-
Net cash used in investing activities	(19,347)	(704)
FINANCING ACTIVITIES:
Principal repayments of long-term debt	(376)	(930)
Proceeds from notes, net	6,482	400
Proceeds from warrants issuance	-	250
Proceeds from preference shares	2,500	-
Restricted cash for debt repayment	(152)	1,311
Proceeds from the sale and leaseback of vessels	13,875	-
Capital lease payments	(143)	-
Dividends paid	(105)	-
Payments for deferred charges	(240)	-
Net cash provided by financing activities	21,841	1,031
Net (decrease) in cash and cash equivalents	(542)	(407)
Cash and cash equivalents
Beginning of period	2,271	1,043
End of period	$1,729	$636

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 9, 2014

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Name:	Michail Zolotas
Title:	Chief Executive Officer